2024 REPORT

PuffCuff



PLAY TO DISCOVER A WISE INVESTMENT

LETTER

Dear investors,

We need your help!

1. Introductions to mission-aligned investors who understand inclusive beauty and consumer innovation.2. Retail connections with Dollar General (for Kuffit) and Ulta Beauty (for PuffCuff) to expand national distribution with the right partners.3. Amplifying our story—sharing our products and mission with wider audiences to drive awareness and discovery.4. Share PuffCuff and Kuffit within your networks and on social media.5. Purchase or gift products directly from thepuffcuff.com.6. Introduce us to potential retail buyers, investors, or collaborators.7. Help us spread the message: it's time to ditch the band and embrace healthy, pain-free styling.

Sincerely,

Ceata E Lash

Founder, Inventor & CEO

How did we do this year?

REPORT CARD



☺ The Good

We deepened retailer relationships and added experienced leadership to drive the next stage of growth.

We added two strong leaders: a fractional Chief Marketing Officer (formerly with The LipBar), and a seasoned Operations Manager.

Our unit economics remain strong: Gross margins 80+%; AOV: $31.63 and Repeat-purchase rate: 30%

☹ The Bad

Effects of Apple's iOS 14 privacy update, first felt in Q2 2021, continued to hurt paid advertising and new-customer acquisition.

Significant supply chain delays.

Temporary Inventory and Cash-Flow constraints.

2024 At a Glance

January 1 to December 31



$457,038 [25%]
Revenue



-$200,416
Net Loss



$363,919 +131%
Short Term Debt



$85,025
Raised in 2024



$22,271
Cash on Hand
As of 10/31/25

INCOME   BALANCE   NARRATIVE

🟢 Revenues   🔴 Profit





$607,543
$457,038
-$681,972
-$200,416
2023
2024

Net Margin: -44%   Gross Margin: 68%   Return on Assets: -32%   Earnings per Share: -$0.03

Revenue per Employee: $114,260   Cash to Assets: 0%   Revenue to Receivables: ~   Debt Ratio: 457%

PuffCuff_LLC_2022-2021_Reviewed_Financials.pdf

PuffCuff_2023___2024_GAAP_Financials_2023_2024_--_2_Years.pdf

PuffCuff_Financial_Report_2023-2024.pdf

We ❤ Our 103 Investors

Thank You For Believing In Us

Mike Panesis	Johnny Evans	Stanley. Evans	Bryian Tan	Charles Cannon	Adriene Strickland
Brian Williams	Cheryl Overton	Isabel Casimiro	Shawnda Rodgers	Allison Sanbongi	Jazzy Frazier
Caitlin Quinn	Shane Hohenstein	Kia Jubert-bacon	Felix Vayssieres	M. Kevin Harris	Richard Smith
Nancey Flowers-Harris	Brittany Conners	Donna Williams	Stacy Rouse	Brian Marshall	Christina Norman
Shaune Poole	Kimberly ROSS	Lillie Gail STARKS	Janice Lovett	Ml1 Inc	Peggie Ann Mathis
Tabitha Wiggins	Kerline Lorantin	Sharonda...	Brian McConnell	Pamela Hill-Perry	Lynette Simmons
Richard Alonzo Smith	Alice Johnson	Corey Shelton	Paula Michelle	Theresa Spann	Selina Zinchuk
Rick LEDESMA	Paula Roberts	Melody A Bickhem	Tremena McDaniel	Drs. Jarrett And Nicol...	Keith N. & Dorothy L....
Steve Campo	Tanekia Smith	William T Parker	Darla Pearsall	Charles Edwards	Dana Ribeiro Miller

William Hampton
Dr. Tiffany Lachelle...
Grant Branch III
Kelvin Pettaway
Desmond Mc Cain CPA
Natasha Thomas
Nikki Rogers
Takendria Young
Leslie Harris
Linda Garrett
Edward M. Davidson
Maggie Bullard-...
Earl Camp
Sherrill Mosee
Wendy Nathaniel
Jamesia Burford
H Reid
Tahira Prendergast
Niara Nicholas
Tia Burgess
Ashley Rose
Kareem Sykes
Allendra Letsome
Wanda A Snype-...
Voncile Williams
Rozalynn Goodwin
Sherri Lynn Hale
Cameron Norris
Jeremy Favors
Shelley Hamilton
Melissa Gallardo
Rodney Cobb
Trudy Ann Armand
Angela McKenna
Kenya Ivy
Pamela Walker
Tonya Webster
Erie Bittle
Charles Weems
Patricia Marshall
Sharon Williams
Ronald Hall
Krysta Copeland
Ivy Turner
Chandra Boyston

Thank You!

From the PuffCuff Team



Ceata E Lash in

Founder, Inventor & CEO

4 Patents | Speaker | Inc. Female Founders 200 | Goldman Sachs 10KSB | RICE Founding 100 | New Voices | Sally Beauty President's Innovation Award Recipient |...

Details

The Board of Directors

Director	Occupation	Joined

Director	Occupation	Joined
Ceata E. Lash	CEO @ PuffCuff LLC	2013

Officers

Officer	Title	Joined
Ceata E. Lash	CEO	2013

Voting Power ?

Holder	Securities Held	Voting Power
Ceata E. Lash	8,000,000 Class A Units	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2020	$179,000	Safe	Regulation Crowdfunding
07/2021	$67,923		Other
07/2021	$403,855		Other
09/2021	$34,095		Other
10/2021	$1,800,000		Other
12/2022	$74,507		Other
04/2024	$85,025		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PayPal ?	07/01/2021	$67,923	$16,468 ?	15.0%		Yes
1863 VENTURE FUNDING ?	07/30/2021	$403,855	$250,000 ?	3.0%	07/01/2026	Yes
Ascentium Capital ?	09/10/2021	$34,095	$18,944 ?	8.77%	08/10/2026	Yes
EIDL	10/07/2021	$1,800,000	$1,800,000 ?	3.75%	06/01/2050	Yes
Regions Bank ?	12/31/2022	$74,507	$65,055 ?	10.0%	12/31/2029	Yes

Related Party Transactions

The Company has advanced funds to Myden Smalls, an entity related by common ownership. The advances have no specific repayment terms and therefore are included as a noncurrent asset on the accompanying balance sheets. As of April 2024, the balance due was $86,655.24. The advances are non-interest bearing.

The Company has advanced funds to PAN Products, an entity related by common ownership. The advances have no specific repayment terms and therefore are included as a noncurrent asset on the accompanying balance sheets. As of April 2024, the balance due was $47,715.83.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	15,000,000	8,000,000	Yes
Class B Units	1,000,000	0	No

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The amount of capital the Company has raised in its most recently closed Offering may not be enough to sustain the Company's current business plan.

We rely on other companies to provide components and services for our products. We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations.

If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding, and rapidly changing environment.

We will be dependent on manufacturing processes that require a significant degree of technical expertise. Many of the manufacturing processes required to produce our products depend upon a significant degree of technical expertise.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm

We rely on trade secrets, patented and unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets.

Our business and financial performance may be adversely affected by future increases in raw materials and other operating costs. Our primary raw material is plastic. The cost of plastic may, at times, fluctuate greatly because of factors such as shortages or surpluses created by market or industry conditions.

Litigation Settlement In 2022, the Company settled an outstanding legal claim that resulted in a payment of $75,000. From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. As of December 31, 2022, management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

We rely on various intellectual property rights, including licenses in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. The Company's founder, Ceata E. Lash, owns the patents the company relies on. That may pose a risk to investors should the relationship between Ceata and the Company ever change.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
PuffCuff

Delaware Corporation
Organized August 2013
4 employees
1800 Sandy Plains Industrial Pkwy
Ste. 120
Marietta GA 30066 https://thepuffcuff.com/

Business Description

Refer to the PuffCuff profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PuffCuff is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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